Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

NuScale and Dairyland Power Cooperative Announce Collaboration to Explore the Deployment of NuScale’s Advanced Small Modular Reactor Technology

Further solidifying the key role that advanced nuclear energy technology will have in the clean energy transition, NuScale and Dairyland Power agree to work together to explore safe, clean and cost-effective energy solutions for the future

February 24, 2022 06:50 AM Eastern Standard Time

PORTLAND, Ore.--(BUSINESS WIRE)--Today, NuScale Power and Dairyland Power Cooperative announced the signing of a memorandum of understanding (MOU) to evaluate the potential deployment of NuScale’s advanced nuclear technology.

“Our advanced technology can deliver safe, affordable, and green energy making NuScale the ideal partner to help Dairyland execute their vision to grow, innovate, and deliver value as a premier member-driven energy cooperative.”

Headquartered in La Crosse, Wisconsin, Dairyland is a generation and transmission cooperative providing the wholesale electrical requirements for 24 distribution cooperatives and 17 municipal utilities, supplying the energy for more than a half-million people in four states (Wisconsin, Minnesota, Iowa and Illinois).

Under this MOU, the two parties will work together to explore NuScale’s small modular reactor technology and support Dairyland’s due diligence process in evaluating affordable, reliable and carbon-free energy solutions.

In support of Dairyland’s existing portfolio, NuScale’s VOYGRTM power plants are flexible and able to perform load following maneuvers to meet grid capacity needs due to the intermittency of wind, solar, and hydro generation, facilitating the growth of renewables. Additionally, NuScale’s technology is particularly well-suited for placement at retiring coal plant sites, preserving critical jobs in the energy industry and helping host communities facilitate the transition to a decarbonized energy system.

“NuScale is thrilled to partner with an environmentally-focused, forward-thinking organization like Dairyland,” said John Hopkins, NuScale Power President and Chief Executive Officer. “Our advanced technology can deliver safe, affordable, and green energy making NuScale the ideal partner to help Dairyland execute their vision to grow, innovate, and deliver value as a premier member-driven energy cooperative.”

“Dairyland is examining carbon-free power supply technologies including NuScale’s small modular reactor nuclear plants,” said Brent Ridge, Dairyland President and CEO. “This agreement provides Dairyland an opportunity to explore this technology and evaluate whether it might be a viable long-term alternative to provide our members with safe, reliable and cost-effective electricity in a lower carbon future.”

About NuScale Power

NuScale Power has developed a new modular light water reactor nuclear power plant to supply energy for electrical generation, district heating, desalination, hydrogen production and other process heat applications. This groundbreaking small modular reactor (SMR) technology is offered in scalable sizes, including a VOYGR™-12 power plant, which includes 12 (77 MWe) NuScale Power Modules™ (NPM), using a safer, smaller, and scalable version of pressurized water reactor technology. NuScale also offers smaller power plant solutions, the four-module VOYGR-4 (308 MWe) and six-module VOYGR-6 (462 MWe), though others will be possible. With an array of flexible power options, NuScale is poised to meet the diverse energy needs of customers across the world. The majority investor in NuScale is Fluor Corporation, a global engineering, procurement, and construction company with more than 70 years supporting nuclear projects.

NuScale is headquartered in Portland, OR and has offices in Corvallis, OR; Rockville, MD; Charlotte, NC; Richland, WA; and London, UK. Follow us on Twitter: @NuScale_Power, Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power. Visit NuScale Power's website.

On December 14, 2021, NuScale announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV). Upon the closing of the business combination, NuScale will become publicly traded under the new ticker symbol “SMR.” Additional information about the transaction can be viewed here: https://www.nuscalepower.com/about-us/investors

About Dairyland Power Cooperative: www.dairylandpower.com

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results may differ materially as a result of a number of factors. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While NuScale may elect to update these forward-looking statements at some point in the future NuScale specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Diane Hughes, Vice President, Marketing & Communications, NuScale Power dhughes@nuscalepower.com
(C) (503) 270-9329

Katie Thomson, Manager, Strategic Communications, Dairyland Power Cooperative katie.thomson@dairylandpower.com
(O) (608-787-1323 (C) (608) 792-5881

Deb Mirasola, Dir., Member Relations & Chief Communications Officer, Dairyland deb.mirasola@dairylandpower.com
(O) (608-787-1378 (C) (608) 792-3704

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No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

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